UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the months of May 2009

Commission File Number 000-49917

NEVADA GEOTHERMAL POWER INC.

(Translation of registrant's name into English)

900 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  __X__    Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ____    No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.
(Registrant)

Date	May 20, 2009	By	/s/ Andrew Studley
(Signature)*

Andrew Studley, CFO
(Name and Title)

*Print the name and title under the signature of the signing officer

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

Exhibit Number	Description

4.142	Purchase Agreement for Blue Claims, NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787 from Gryphon Gold Corporation to Desert Valley Gold Company dated March 31, 2009
4.143

Quitclaim Deed from Nevada Eagle Resources LLC (“Grantor”) to Desert Valley Gold (“Grantee”) and its successors and assigns forever, all rights, title and interest in the unpatented mining claims in Humboldt County, Nevada as referenced: NMC 1001318-1001327, NMC1003767-1003783, NMC 1003784-1003787, dated April 1, 2009

4.145	Amendment as of April 10, 2009 between Nevada Land and Resource Company, LLC (NLRC) and Nevada Geothermal Power Company (Lessee) for Geothermal Lease #189093 dated March 31, 2003